

XM Canada Reports Strong Year-over-Year Revenue Growth in the First Quarter of 2011

*12.6 per cent increase in revenue compared to the first quarter of 2010,
driven by growth in self-paying subscribers and ARPU*

Toronto – January 12, 2011 – Canadian Satellite Radio Holdings Inc., parent company of XM Canada ("CSR" or the "Company") (TSX: XSR), Canada's leading satellite radio company, today released its financial results for the first quarter ended November 30, 2010.

First Quarter 2011 Financial Highlights
Quarter ended November 30, 2010 versus quarter ended November 30, 2009

- Increased revenue by 12.6 per cent to $15.4 million from $13.7 million marking the 21st consecutive quarter of revenue growth
- Average Monthly Subscription Revenue Per Subscriber (ARPU) increased to $11.40 from $11.26, marking the second consecutive quarter of ARPU growth
- Increased self-paying subscribers by 12.2 per cent from 391,600 to 439,300

"Our high-quality programming and content are the foundation of our ability to attract and retain subscribers. Despite challenges in the economy, revenue growth continues to be robust, driven by an increase in both ARPU and self-paying subscribers. The auto sector recovery and the expansion of our content delivery across multiple platforms – most notably in the online and mobile space – have also contributed to our solid results," said Michael Moskowitz, President and Chief Executive Officer of XM Canada. "As well, we continue on our disciplined business strategy, keeping operating costs in line to improve profitability as we continue to evolve the business."

Recent Business Highlights

- On November 24, 2010, XM Canada publicly announced it has entered into a definitive agreement to combine operations with Sirius Canada Inc. The combined company is expected to have a subscriber base of more than 1.7 million. The combination is expected to yield synergies of approximately $20 million on an annualized basis within 18 months by allowing the combined company to better manage costs through improved efficiencies and greater economies of scale.

- The Canadian Radio-television and Telecommunications Commission (CRTC) has announced it will hold a hearing starting on March 7, 2011 to review the application for a merger between the two companies. Shareholders of XM Canada will vote on the merger at the company's annual general meeting on February 17, 2011.

- As part of the November 24, 2010 announcement, CSR also announced its intention to exchange its outstanding unsecured senior notes of US$69.8 million for new Canadian dollar denominated unsecured senior notes of CSR with different terms. Concurrent with the closing of the exchange offer, CSR anticipates issuing additional new unsecured senior notes on a private placement basis to accredited investors.

- During first quarter of 2011, XM Canada launched its new after-market offering, XM Snap!, further expanding its offering of in-car digital audio entertainment. Designed for quick "do-it-yourself" installation by plugging into a vehicle cigarette lighter or power adapter socket, the device is built for simplicity. XM Snap! has been well-received by technology and lifestyle media across Canada who have highlighted the product for its streamlined features and functionality for the base-line consumer.

- XM Canada recently announced the start of voting for the 3rd annual The Verge Music Awards including 2011 nominees for *Canadian Artist of the Year*, *Canadian Album of the Year* and *Emerging Artist of the Year.* Canada's top five finalists will be announced February 1st, 2011.

Financial Performance

Revenue increased by $1.7 million, or 12.6 per cent, to $15.4 million from $13.7 million for the first quarters of 2011 and 2010, respectively. The increase was attributable to the Company's growing subscriber base and an increase in Average Monthly Subscription Revenue per Subscriber (ARPU).

ARPU was $11.40 and $11.26 for the first quarters of 2011 and 2010, respectively. ARPU increased in the first quarter of 2011 compared to the first quarter of 2010 due primarily to the Music Royalty fee, which was introduced in May 2010 offset by: an increase in automotive Self-Paying Subscribers which have a lower ARPU; and an increase in subscribers committing to multi-year plans as a result of promotional discounts.

Adjusted Operating Profit (Loss) increased from ($1.0 million) in the first quarter of 2010 to ($2.2 million) in the first quarter of 2011. Despite the increase in revenues year-over-year, Adjusted operating loss increased due to absence of the $1.2 million credit on reversal of Part II licence fee realized in the first quarter of 2010 and the absence of one-time credits for marketing and Subsidies & Distribution costs recognized in first quarter of 2010, merger related costs of $0.8 million and a higher percentage cost of revenue share & royalties due to higher revenue share payments to an OEM partner and the absence of the discount on royalty payments the Company benefitted from in the same period prior year.

Pre-Marketing Adjusted Operating Profit remained flat at $2.7 million for the first quarters of 2011 and 2010, respectively. Pre-Marketing Adjusted Operating Profit remained flat compared to the same period in the prior year primarily due to a $1.7 million revenue improvement, lower general and administrative costs of approximately $0.5 million offset by higher cost of revenue of $0.4 million and by a $1.2 million reduction due to a gain on reversal of Part II licence recognized in first quarter of 2010 and merger related costs of $0.8 million recognized in first quarter of 2011. This quarter is the tenth consecutive quarter in which we have generated Pre-Marketing Adjusted Operating Profit. As we continue to grow our revenue and manage programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit (Loss) to continue to improve on an annual basis.

Per Subscriber Acquisition Cost (SAC) was $54 and $35 for the first quarters of 2011 and 2010, respectively. The increase in SAC is attributable to higher subsidies and distribution costs due to higher costs in both the OEM and retail channels.

Cost per Gross Addition (CPGA) was $121 and $83 for the first quarters of 2011 and 2010, respectively. CPGA increased year-over-year as a result of higher advertising and marketing costs, as well as higher direct costs to acquire a subscriber.

The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.

About Canadian Satellite Radio Holdings Inc.

Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free 14-day trial of XM Radio is available at http://www.xmradio.ca/freetrial/. Visit www.xmradio.ca for programming and subscription information.

XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own a significant share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.

XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS Mobile Radio and Rogers Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/.

Forward-Looking Statements
Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

For further information, please contact:

Investors

Morlan Reddock

416-408-6899

investor.relations@xmradio.ca

Media

Trish Tervit

416-969-2809

ttervit@environicspr.com

CANADIAN SATELLITE RADIO HOLDINGS INC.
RECONCILIATION OF LOSS BEFORE THE UNDERNOTED
TO ADJUSTED OPERATING PROFIT (LOSS) (UNAUDITED)

Adjusted Operating Profit (Loss) is defined as operating profit (loss) before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.

This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.

Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted Operating Profit (Loss) adding back total marketing expenses. We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit	*FIRST QUARTER*	
In ($000's)	*2011*	*2010*
Profit (loss) before the undernoted	**(8,482)**	**(7,820)**
Add back non-Adjusted Operating Profit (Loss) items included in loss		
Amortization	6,205	6,002
EBITDA	**(2,277)**	**(1,818)**
Stock-based compensation	40	745
Costs paid by parent company	-	66
Adjusted Operating Profit (Loss)	**(2,237)**	**(1,007)**
Add total marketing	4,904	3,660
Pre-Marketing Adjusted Operating Profit	**2,667**	**2,653**